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                                   [DPL LOGO]

                                          February 4, 2000

To The Participants In the DPL Inc. Employee Stock Ownership Plan:

    DPL invites you, as a holder of DPL common shares through your participation in DPL Inc.'s Employee Stock Ownership Plan (the "ESOP"), to tender to us some or all of the shares held in your account. We are offering to purchase up to 25,000,000 shares at a price not in excess of $23.00 nor less than $20.00 per share, net to the seller in cash, without interest, as specified by shareholders tendering their shares.

    We will determine a single per share price that we will pay for shares properly tendered, taking into account the number of shares tendered and the prices specified by tendering shareholders. We will select the lowest purchase price that will allow us to buy 25,000,000 shares or, if a lesser number of shares are properly tendered, all shares that are properly tendered. All shares acquired in the offer will be acquired at the same purchase price.

    Our offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase and related Letter of Transmittal. The terms and conditions of the offer are explained in detail in the enclosed Offer to Purchase and the related Letter of Transmittal. We encourage you to read these materials carefully before making any decision with respect to the offer.

    The offer will expire at 5:00 p.m., New York City time, on Friday, March 3, 2000, unless we extend it, however, if you wish to properly tender some or all of the shares held in your ESOP account, you must provide your tender instructions to Bank One Dayton, N.A., through its agent, no later than five business days before the expiration of the offer.

    The Board of Directors of DPL has approved the offer. However, neither DPL nor our Board of Directors makes any recommendation to you as to whether to tender or refrain from tendering you shares or as to the purchase price at which you may choose to tender your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender and the price or prices at which you will tender them. In doing so, you should consider our reasons for making this offer, including our increased use of financial leverage and our increased business emphasis on providing unregulated energy services. Our directors and executive officers have advised us that they do not intend to tender any shares in the offer.

    If you do not wish to participate in this offer, you do not need to take any action. If you do wish to tender some or all of the shares held in your ESOP account, the instructions on how to tender those shares are explained in detail in the accompanying materials. You should read and follow the instructions found in the enclosed "Letter to Participants in the DPL Inc. Employee Stock Ownership Plan" carefully.

    Under the terms of the ESOP, funds contributed by DPL or its subsidiaries and earnings on those funds must be invested in DPL common shares. The proceeds received by the trustee from any shares tendered by you from your ESOP account will be reinvested under the terms of the ESOP in DPL common shares following the tender offer. You should be aware that the proceeds reinvested under the terms of the ESOP in common shares will be reinvested at the prevailing market price at the time of reinvestment, which price may be higher or lower than the purchase price paid by DPL for shares in the tender offer.

    If you have any questions regarding the offer or need assistance in tendering your shares, please contact Georgeson Shareholder
Communications, Inc., the Information Agent for the tender offer, at
(800) 223-2064 (toll-free) or Credit Suisse First Boston Corporation, the Dealer Manager for the tender offer, at (800) 646-4543 (toll-free).

                                          Sincerely,

                                          Peter H. Foster
                                          CHAIRMAN
                                          Allen M. Hill
                                          PRESIDENT AND CHIEF EXECUTIVE OFFICER
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                  QUESTIONS AND ANSWERS ABOUT THE TENDER OFFER
                       FOR THE COMMON SHARES OF DPL INC.

WHAT IS THIS OFFER TO PURCHASE?

    We are inviting you to tender DPL common shares, par value $.01 per share, for purchase by us at a price not in excess of $23.00 nor less than $20.00 per share, upon the terms and conditions described in the enclosed Offer to Purchase and the related Letter of Transmittal.

WHAT WILL BE THE FINAL PURCHASE PRICE?

    We will determine the lowest single per share price that will allow us to buy 25,000,000 shares properly tendered, taking into account the number of shares tendered and the prices specified by tendering shareholders or, if a lesser number of shares are properly tendered, all shares properly tendered.

    All shares acquired in the offer will be acquired at the same purchase price.

    If your shares are purchased in the offer, you will receive the purchase price in cash for each of your shares that we purchase, without interest, and you will not incur the usual transaction costs associated with open market sales.

WHY IS DPL CONDUCTING THE TENDER OFFER?

    DPL intends to incur approximately $605 million in additional long-term obligations to repurchase shares in this offer. This is designed to increase the financial leverage employed by the company in its capital structure.

    This offer allows shareholders an opportunity to exit all or part of their investment in DPL shares on potentially more favorable terms than would otherwise be available. However, shareholders who choose not to tender their shares may also benefit from these transactions. Non-tendering shareholders will own a greater interest in a company with a potentially stronger earnings per share growth rate.

WHAT IS A MODIFIED "DUTCH AUCTION"?

    A modified "Dutch Auction" is a process through which we can offer to purchase common shares, and the owners of those shares can decide whether or not they want to tender, or sell, their shares, and if so, at what prices they would like to tender, or sell, their shares within the price range we have established.

AT WHAT PRICE MAY I TENDER MY SHARES?

    You may elect to tender your shares at the price determined according to the offer at a specified price, in increments of $0.125, starting at $20.00 per share up to and including $23.00 per share.

    You must indicate your election as to the percentage of ESOP shares you wish to tender and the price at which you want to tender those shares on the enclosed Instruction Form.

    The ESOP is prohibited from selling shares to us for a price that is less than the prevailing market price. Accordingly, if you elect to tender shares at a price that is lower than the closing market price of our common shares on the New York Stock Exchange at the expiration of the offer, the tender price you elect will be deemed to have been increased to the closest tender price that is not less than the closing price on the New York Stock Exchange at the expiration of the offer.

HOW DO I TENDER THE SHARES ATTRIBUTABLE TO MY ESOP ACCOUNT?

    You may instruct the trustee, through its agent, to tender some or all of the shares attributed to your ESOP account by following the instructions in the "Letter to Participants in the DPL Inc. Employee Stock Ownership Plan" furnished separately.

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    The Instruction Form provided separately must be completed and sent to the trustee, through its agent, in the envelope provided with these documents.

    To have shares properly tendered in the offer, the trustee, through its agent, must receive the Instruction Form no later than 5 business days before 5:00 p.m. on Friday, March 3, 2000, the expiration of the offer period.

WHAT IF MY DESIGNATED PRICE IS ABOVE THE COMPANY'S PURCHASE PRICE?

    Shares that are tendered at a designated price that is above the purchase price determined by DPL will not be purchased and will be returned to you.

WHAT IF MORE THAN 25,000,000 SHARES ARE TENDERED AT OR BELOW THE PURCHASE PRICE?

    If more than 25,000,000 shares are properly tendered at or below the purchase price, shares tendered at or below the purchase price may be subject to proration, under which we will accept for purchase a pro rata share of each tender.

CAN I TENDER PART OF MY STOCK AT DIFFERENT PRICES?

    Yes, you can elect to tender some shares at one price and other shares at a second price.

    The same shares cannot be tendered at different prices.

CAN DPL WITHDRAW THE TENDER OFFER?

    Under certain circumstances discussed in the Offer to Purchase, we may withdraw the tender offer until 5:00 P.M., New York City time, on Friday, March 3, 2000.

WHAT IF THE TERMS OF THE TENDER OFFER CHANGE?

    If we extend the Expiration Date of the tender offer or materially change the terms of the tender offer, we will give notice of the change and, under certain circumstances, must, in connection with that change, extend the expiration date of the offer at least ten (10) business days from such notice.

    During the extension, you will continue to be able to withdraw the tender of your shares.

DO I HAVE TO SELL MY SHARES TO DPL?

    No. No one is required to tender any shares.

    If you do not tender your shares, you will continue to own the same number of shares without any adjustments.

    The percentage of the outstanding shares held by non-tendering shareholders will increase since the number of outstanding shares will be reduced upon completion of the tender offer.

HOW DO I WITHDRAW THE SHARES ATTRIBUTABLE TO MY ESOP ACCOUNT FROM THE TENDER?

    Shares attributed to your ESOP account can be withdrawn from the tender by notifying the trustee, through its agent, at any time before 5 business days prior to the Expiration Date, or at any time after 12:00 Midnight, New York City time, on Friday, March 31, 2000 if we have not accepted the tendered shares for payment pursuant to the offer before that date.

    For a withdrawal to be effective, a written and telegraphic transmission form must be timely provided to the trustee, through its agent, MIS Corporation at its address at 61 Accord Park Drive, Norwell, MA 02061.

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WHO IS THE TRUSTEE OF THE ESOP?

    The trustee of the ESOP is Bank One Dayton, N.A.

    Bank One Dayton, N.A. has engaged MIS Corporation to act as their agent in processing instructions from plan participants and tendering a Letter of Transmittal on behalf of the ESOP.

WHAT IF I HOLD SHARES OUTSIDE THE ESOP?

    If you hold shares outside the ESOP you will receive, under separate cover, tender offer materials which can be used to tender the shares held outside the ESOP.

    Those tender offer materials MAY NOT be used to instruct Bank One Dayton, N.A. to tender shares attributable to your ESOP account.

HOW WILL THE PROCEEDS OF THE TENDER OF MY ESOP SHARES BE INVESTED?

    Under the terms of the ESOP, funds contributed by DPL or its subsidiaries and earnings on those funds must be invested in DPL common shares. The proceeds received by the trustee from any shares tendered by you from your ESOP account will be reinvested under the terms of the ESOP in DPL common shares following the tender offer. You should be aware that the proceeds reinvested under the terms of the ESOP in DPL common shares will be reinvested at the prevailing market price at the time of reinvestment, which price may be higher or lower than the purchase price paid by DPL for shares in the tender offer.

HOW IS DPL GOING TO REPAY THE OBLIGATIONS INCURRED TO FUND THE TENDER OFFER?

    We expect to repay the long-term obligations in the form of senior notes and trust preferred securities incurred to finance our purchase of shares pursuant to the offer through funds generated by our operations or through refinancing the obligations at a later date.

CAN I TAKE ADVANTAGE OF THE "ODD LOT" PRIORITY?

    No. Shares held in the ESOP are not eligible to avoid proration by virtue of the "odd lot" priority.

CAN I MAKE A CONDITIONAL TENDER OF THE SHARES ATTRIBUTABLE TO MY ESOP ACCOUNT?

    Yes. Shares held in the ESOP can be conditionally tendered.

WHAT IF I HAVE QUESTIONS ABOUT THE TENDER OFFER?

    Contact Georgeson Shareholder Communications, Inc., the Information Agent for the tender offer, at (800) 223-2064 (toll free) or Credit Suisse First Boston Corporation, the Dealer Manager for the tender offer, at (800) 646-4543 (toll free) with any questions about the terms and conditions of the tender offer or how to tender your shares.

WHERE DO I OBTAIN ADDITIONAL COPIES OF THE LETTER TO PARTICIPANTS IN THE
  DPL INC. EMPLOYEE STOCK OWNERSHIP PLAN?

    Additional copies of the Letter to Participants in the DPL Inc. Employee Stock Ownership Plan and any of the other tender offer documents can be obtained from the Information Agent or the Dealer Manager.

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